UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2017

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant’s name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒                      Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:   ☐                     No:  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐                     No:  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Annual General Meeting of Shareholders and Extraordinary General Meeting of the Company

The Combined 2017 Annual General Meeting of Shareholders (the “Annual Meeting”) of Atento S.A. (the “Company”) and Extraordinary General Meeting (together with the Annual Meeting, the “Meetings”) of the Company will be held at 10:00 a.m. Central European Time on May 31, 2017 at the registered office of the Company, 4 rue Lou Hemmer, L-1748 Luxembourg Findel. The Convening Notice to the Meetings, the form of proxy to be solicited by the Company, and the notice of the Meetings provided to Company’s shareholders are each attached hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATENTO S.A.

/s/ Mauricio Montilha
Mauricio Montilha Chief Financial Officer

Date: April 25, 2017

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